UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. One)*

Capstone Companies, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

14070F102
(CUSIP Number)

Jeffrey Postal and Mindy Postal
333 Las Olas Way
Number 1410
Fort Lauderdale, Florida 33301
(954) 288-8353

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 11, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. 

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 14070F102	13D	Page 2 of 9 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jeffrey Postal and Mindy Postal (JTWROS)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) (b) x
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) 
6.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 64,000,000
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 64,000,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 64,000,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 14070F102	13D	Page 3 of 9 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jeffrey Postal
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) (b) x
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 29,101,250
	8.	SHARED VOTING POWER 126,613,177
	9.	SOLE DISPOSITIVE POWER 29,101,250
	10.	SHARED DISPOSITIVE POWER 126,613,177

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 126,613,177
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.1%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 14070F102	13D	Page 4 of 9 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) JWTR Holdings, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) (b) x
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 33,511,927
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 33,511, 927
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,511,927
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) 
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5%
14.	TYPE OF REPORTING PERSON (see instructions) OO – Delaware - limited liability company

CUSIP No. 14070F102	13D	Page 5 of 9 Pages

Item 1.  Security and Issuer.

This Schedule 13D relates to the Common Stock, $0.0001 par value, (“Common Stock”) of Capstone Companies, Inc., a Florida corporation, (“Company” or “Issuer”). The address of the principal executive offices of the Company is 350 Jim Moran Blvd., Suite 120, Deerfield Beach, Florida 33442, Telephone: (954) 252-3440.

Item 2.  Identity and Background.

(a) This statement is filed by:  (1) Jeffrey Postal and Mindy Postal, spouses, (2) Jeffrey Postal, who is a natural person and an outside director of the Company.   He has various other business and investment interests not affiliated with the Company; and (3) JWTR Holdings, LLC, a Delaware limited liability company, which is controlled, 50% owned and managed by Jeffrey Postal and is a business entity used by Mr. Postal for certain of his personal business and investment activities.   Jeffrey Postal, Mindy Postal and JWTR Holdings, LLC shall hereinafter be referred to collectively as the “Reporting Person(s)” and individually as “Mr. Postal,”  “Ms. Postal,” and “JWT.”

(b) The address of the principal business office of the Reporting Persons is 333 Las Olas Way, Number 1410, Fort Lauderdale, Florida 33301, located in Broward County.

(c) The principal business of Mr. Postal is as a businessman in South Florida and he has various business interests outside of the Company.  His service as an outside director of the Company is tangential to his primary business activities.   JWTR is a company 50% owned, controlled and managed by Mr. Postal as a vehicle for his personal business and investment activities.  Mindy Postal is the spouse of Jeffrey Postal and is a housewife.

(d) None of the Reporting Persons has during the last five (5) years been indicted or convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has not, during the last five (5) years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Postal is a United States citizen and a natural person.   Ms. Postal is a United States citizen and a natural person.  JWTR is a Delaware limited liability company with executive offices in Fort Lauderdale, Florida.

Item 3.  Source or Amount of Funds or Other Consideration.

The source of the funds for the shares of Common Stock acquired on October 11, 2013, the subject of this Amendment Number One the Schedule 13D by the Reporting Persons, is the personal funds of Mr. Postal and Ms. Postal.

CUSIP No. 14070F102	13D	Page 6 of 9 Pages

Item 4.  Purpose of Transaction.

On October 11, 2013, Jeffrey Postal and Mindy Postal entered into a Stock Purchase Agreement (“SPA”) with Bart Fisher and Margaret Fisher, natural persons and spouses.  Under the SPA, Bart Fisher agreed to sell to Jeffrey Postal and Mindy Postal, as joint tenants, 25, 543,435 shares of Common Stock for an aggregate purchase price of $72,801.67 in cash and Margaret Fisher agreed to sell to Jeffrey Postal and Mindy Postal, as joint tenants, 42,429,136 shares of Common Stock for an aggregate purchase price of $$143,198.33 in cash.  The aggregate number of shares acquired by Jeffrey Postal and Mindy Postal as joint tenants under the SPA was 64,000,000 shares of Common Stock for an aggregate purchase price of Two Hundred Sixteen Thousand Dollars and No Cents ($216,000.00) in cash.

The aggregate number of shares of Common Stock owned by the Reporting Persons after the acquisition under the SPA is 126,613,177 shares or approximately 19.1% of the issued and outstanding shares of Common Stock as of October 11, 2013 (based upon 661,760,531.99 shares of Common Stock issued and outstanding).

Mr. Postal and Ms. Postal acquired the 64,000,000 shares of Common Stock in order to:  (1) exert greater influence and voting power in deciding corporate actions by the Company; (2) as evidence of Mr. Postal’s and Ms. Postal’s intent to play a greater role and more active role in trying to enhance the business development of the Company and by such efforts to seek to protect and cause an appreciation in value of their investment in the Company and (3) in the event that Mr. Postal and/or Ms. Postal bring business opportunities to the Company, including possible merger and acquisition opportunities and/or new business lines, to enable Mr. Postal and Ms. Postal to benefit from such efforts and willingness to assist the Company in its efforts to improve its business and financial efforts and enhance the value of the securities held by Company security holders, including the Reporting Persons.  Mr. Postal may bring to the Company certain business lines, mergers and acquisitions opportunities or other opportunities or proposed cooperative efforts in which Mr. Postal and/or Ms. Postal may have a pre-existing equity or ownership interests.

Mr. Postal and Ms. Postal also acquired the 64,000,000 shares from the Fisher’s to approve, with the votes of any members of Company management, any corporate actions that Mr. Postal, Ms. Postal and certain members of Company management who own shares of Common Stock.  When and if Mr. Postal and Ms. Postal and the principal shareholders of the Company who are members of management decide to vote together on a corporate action proposal presented for shareholder vote or consent, they should have sufficient voting power to unilaterally or with the support of a few other shareholders of the Company to unilaterally approve or reject any corporate action presented for or requiring shareholder approval.   Mr. Postal and Ms. Postal believe that the Company has too many shares of Common Stock issued and outstanding and that a reverse stock split, implemented at the appropriate time, would be potentially beneficial to achieving a more manageable and efficient public float for the Company’s Common Stock.  The Reporting Persons lack sufficient voting power in the aggregate to approval any such corporate actions or recapitalization, absent the support of the other principal shareholders of the Company (being mostly senior officers and directors of the Company).  Further, there is no assurance that a reverse stock split would prove to be beneficial to the Company or its shareholders in the short term or long term.

CUSIP No. 14070F102	13D	Page 7 of 9 Pages

The acquisition of the 64,000,000 shares of Common Stock by Mr. Postal and Ms. Postal may be deemed, depending on the circumstances, as an effort to exert “control” over the Company, when and if the Reporting Persons cooperate or reach any agreement with other principal shareholders of the Company in respect of any specific proposed corporate action or corporate opportunity.  At a minimum, the acquisition of the 64,000,000 shares of Common Stock under the SPA may enable, subject to the principal shareholders of the Company who are officers or directors of the Corporation voting in the same manner as the Reporting Persons, to allow insiders of the Company to exercise voting control over the Company and its vote on any proposed corporate actions, including mergers and acquisitions, or changes in business lines, or recapitalizations (including a reverse stock split).

Mr. Postal intends to aggressively present to the Company certain proposed business opportunities to achieve the Company’s previously announced corporate goal to enhance shareholder value by considering all commercially reasonable options.  Such business opportunities may include opportunities in which one or more or all of the Reporting Persons have an existing equity or financial stake.  The initial opportunities to be presented by Mr. Postal to the Company for consideration will include businesses or opportunities in which one or more of the Reporting Persons may have an equity or financial interest.  The Reporting Persons would personally benefit from the pursuit of such opportunities by the Company.  Mr. Postal, a Director of the Company, would have to recuse himself from the Company’s Board of Directors’ consideration and vote on any opportunities in which any of the Reporting Persons had any equity or financial interest.  However, the Reporting Persons would not be prevented from voting as shareholders on any such opportunities.

While there is no written, formal or informal agreement between Mr. Postal and Ms. Postal, on the one hand, and any members of the Company management who are shareholders of the Company, Mr. Postal shares the desire and incentive of the senior officers of the Company, Stewart Wallach and James McClinton, to enhance the business and financial performance of the Company by seeking new business line(s) and/or mergers-and-acquisitions opportunities and thereby enhance shareholder value.  The Company has previously announced that it is exploring a variety of possible ways to accomplish enhancement of shareholder value by improved business and financial performance.  The Reporting Persons deny the existence of any group for purposes of this Amendment Number One to the Schedule 13D, but, in light of the common goals and perspective on the appropriate approach to enhancing the Company’s business and financial performance and thereby to enhance shareholder value, there is a likelihood that the Reporting Persons may vote with Stewart Wallach, James McClinton as well as other directors and officers of the Company and affiliated shareholders of the Company to approve or reject specific corporate actions.

From time to time, and based on the Reporting Persons’ assessment of the investment value of such an investment, the Reporting Persons may, jointly or severally purchase additional shares or sell shares of Common Stock, for investment or other purposes, and do so either in the market or in private transactions.   Reporting Persons do not currently intend to acquire a controlling interest in the shares of the Common Stock, but they will evaluate from time to time their equity stake in the Company and the appropriate future-trading stance.  Since the Reporting Persons and certain other principal shareholders of the Company may from time to time, now or in the future, have common interests or goals in terms of the Company, the Reporting Persons may vote with such other principal shareholders on certain proposed corporate actions or may pursue business development opportunities with such principal shareholders in respect of the Company.  The Reporting Persons share the current desire of the other principal shareholders of the Company who are also directors and/or officers to pursue efforts intended to enhance shareholder value.  Such a desire does not necessarily mean that the Reporting Persons and other, aforesaid principal shareholders will in fact act or will in fact cooperate in any manner or necessarily actually pursue any specific or any efforts intended to enhance shareholder value. Such efforts depend on the various parties’ analysis of the value and cost of any efforts in respect of the Company. In light of the micro-cap status of the Company, there can be no assurances that any efforts at enhancing shareholder value will have any positive impact on the value of the Common Stock.

CUSIP No. 14070F102	13D	Page 8 of 9 Pages

Item 5.  Interest in Securities of the Issuer.

Mr. Postal and Ms. Postal own as joint tenants and directly 64,000,000 shares of Common Stock.   Mr. Postal owns personally and directly 29,101,250 shares of Common Stock.   JWTR Holdings, LLC beneficially and directly owns 33,511,927 shares of Common Stock.  Since Mr. Postal and Ms. Postal are spouses and Mr. Postal owns 50% of the Membership Interests of JWTR Holdings, LLC, the Reporting Persons may be deemed as a group to own 126,613,177 shares of Common Stock, or 19.1% of the issued and outstanding shares of the Common Stock and 19.1% of the total voting power of the Common Stock.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than the SPA and as disclosed in Item 4 above, there are no contracts, arrangements, or understandings with third parties with respect to the Company’s securities.  As of the date of this Amendment Number One to this Schedule 13D, the Reporting Persons are in favor as a matter of principle to aggressively seeking new opportunities to present to the Company as part of the corporate effort to enhance shareholder value through new businesses, products, mergers and acquisitions and a pursuit of a more manageable capitalization structure for the Company.

Item 7.  Material to Be Filed as Exhibits.

SPA is attached hereto as Exhibit 1.

CUSIP No. 14070F102	13D	Page 9 of 9 Pages

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Dr. Jeffrey Postal
______________________________________________________
Jeffrey Postal

Date: October 11, 2013

/s/ Mindy Postal
______________________________________________________
Mindy Postal

Date: October 11, 2013

JWTR HOLDINGS, LLC, a Delaware limited liability company

By:/s/ Dr. Jeffrey Postal
______________________________________________________
Name:  Jeffrey Postal
Title:  Managing Member

Date: October 11, 2013